INTERIM CONSOLIDATED FINANCIAL STATEMENTS

CALL-NET ENTERPRISES INC.

MARCH 31, 2004

CALL-NET ENTERPRISES INC.
CONSOLIDATED BALANCE SHEETS
(UNAUDITED)

[millions of Canadian dollars]

		December 31,
	March 31, 2004	2003
		Restated [note 1]
ASSETS
Cash and cash equivalents	51.4	56.5
Short-term investments	27.6	93.6

Cash, cash equivalents and short-term investments	79.0	150.1
Accounts receivable [note 2]	26.7	42.7
Other current assets [note 3]	19.8	48.9

Total current assets	125.5	241.7

Capital assets [note 4]	497.3	516.7
Other assets [note 5]	73.8	80.7

Total assets	696.6	839.1

LIABILITIES AND SHAREHOLDERS’ EQUITY
Accounts payable and accrued liabilities [note 6]	131.6	149.4
Long-term debt [note 7a]	292.3	387.1
Other long-term liabilities [note 7b]	48.6	49.1
Commitments [note 7]
Shareholders’ equity
Capital stock [note 8]
Common shares, unlimited authorized	48.7	49.8
Class B non-voting shares, unlimited authorized	298.7	297.6
Preferred shares, unlimited authorized	—	—
Contributed surplus [note 1]	3.4	2.9
Deficit	(126.7)	(96.8)

Total shareholders’ equity	224.1	253.5

Total liabilities and shareholders’ equity	696.6	839.1

See accompanying notes

CALL-NET ENTERPRISES INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(UNAUDITED)

[millions of Canadian dollars, except per share amounts]

	Three Months	Three Months
	Ended	Ended
	March 31,	March 31,
	2004	2003
		Restated [note 1]
Revenue	202.5	202.2
Carrier charges	95.1	106.2

Gross profit	107.4	96.0
Operating costs	80.9	71.5
Depreciation and amortization	36.8	40.2

Operating loss	(10.3)	(15.7)
Loss on repurchase of long-term debt [note 7]	(4.0)	—
Release of change in control provision [note 9]	4.7	—
Interest on long-term debt	(9.7)	(12.1)
Interest and other expense	(2.2)	(0.4)
Foreign exchange gain (loss)	(8.1)	36.2

Income (loss) before taxes	(29.6)	8.0
Income tax expense	(0.3)	(0.4)

Net income (loss) for the period	(29.9)	7.6
Deficit, beginning of period	(93.0)	(57.7)
Adjustment for stock-based compensation [note 1]	(2.9)	(1.2)
Adjustment for asset retirement obligation [note 1]	(0.9)	(0.4)

Deficit, beginning of period adjusted	(96.8)	(59.3)

Deficit, end of period	(126.7)	(51.7)

Basic earnings (loss) per share [note 11]	(0.84)	0.32
Diluted earnings (loss) per share [note 11]	(0.84)	0.32

See accompanying notes

CALL-NET ENTERPRISES INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

[millions of Canadian dollars]

	Three Months	Three Months
	Ended	Ended
	March 31,	March 31,
	2004	2003
		Restated [note 1]
OPERATING ACTIVITIES
Net income (loss) for the period	(29.9)	7.6
Add (deduct) operating items not requiring cash:
Depreciation and amortization	36.8	40.2
Interest and other expense	1.3	1.0
Foreign exchange (gain) loss on long-term debt	6.0	(33.0)
Reversal of change in control provision	(4.7)	—
Loss on repurchase of long-term debt [note 7(a)]	4.0	—

Cash provided by operations before changes in non-cash working capital	13.5	15.8
Net change in non-cash working capital balances related to operations	(9.9)	(8.4)

Cash provided by operating activities	3.6	7.4

INVESTING ACTIVITIES
Decrease in short-term investments	66.0	45.1
Acquisition of capital assets	(14.0)	(8.3)
Proceeds from sale of accounts receivable [note 2]	45.0	—
Increase in deferred costs	(0.5)	—
Net proceeds on disposal of capital assets [note 4]	—	2.9

Cash provided by investing activities	96.5	39.7

FINANCING ACTIVITIES
Decrease in right-of-way liability	(0.4)	(0.7)
Long-term debt repurchase	(104.8)	—

Cash used in financing activities	(105.2)	(0.7)

Net increase (decrease) in cash and cash equivalents during the period	(5.1)	46.4
Cash and cash equivalents, beginning of period	56.5	34.1

Cash and cash equivalents, end of period	51.4	80.5

See accompanying notes

CALL-NET ENTERPRISES INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

[millions of Canadian dollars, unless otherwise indicated]

1. BASIS OF PRESENTATION

     The interim consolidated financial statements include the accounts of Call-Net Enterprises Inc. and its subsidiary companies [collectively the Company]. These interim consolidated financial statements are prepared using accounting principles and methods of applications that are in conformity with Canadian generally accepted accounting principles [Canadian GAAP], and are the same as those used in preparing the most recent annual statements, except for the following developments:

Stock-Based Compensation and Other Stock-Based Payments

During 2003, the CICA made changes to Section 3870, ‘Stock-Based Compensation and Other Stock-Based Payments’ requiring equity instruments awarded to employees be measured and expensed using the fair value method. The main impact for the Company was to record compensation expense relating to the award of stock options to employees that the Company had previously chosen to disclose in the notes to the financial statements. The Company has adopted this change effective January 1, 2004 on a retroactive basis with restatement of prior periods. The result of this change is reflected in operating expense in the consolidated statements of operations and deficit and contributed surplus on the consolidated balance sheets. The effect of prior-period restatements is a decrease to net income of $0.4 and a decrease in both basic and diluted earnings per share of $0.01 each for the three-months ended March 31, 2003 and an increase to deficit of $2.9 as at December 31, 2003.

The fair value of stock options is estimated at the grant date using the Black-Scholes options pricing model. This model requires the input of a number of assumptions including dividend yields, expected stock price volatility, expected time until exercise and risk-free interest rates. Although the assumptions used reflect management’s best estimates, they involve uncertainties based on market conditions generally outside of the control of the Company.

Asset Retirement Obligations

Effective January 1, 2004, the Company retroactively adopted the new CICA Handbook Section 3110, ‘Asset Retirement Obligations’, which establishes standards for the recognition, measurement and disclosure of liabilities for asset retirement obligations and the associated retirement costs. This section applies to legal obligations associated with the retirement of tangible long-lived assets that results from their acquisition, lease construction, development or normal operation. The offset to the initial asset retirement obligation is an increase in the carrying amount of the related long-lived asset. Over time, the liability is accreted to its future value, and the asset is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. This standard is effective on a retroactive basis with restatement of prior periods. As at January 1, 2003, the Company recorded a liability of $2.2 for the estimated costs of retiring fibre optic cable and leasehold improvement assets at the maturity of the facility leases.

The Company also recorded asset retirement costs of $1.8 as at January 1, 2003 to its fibre optic cable and leasehold improvement assets. The Company recorded a charge to the January 1, 2003 deficit of $0.4 for the cumulative effects of the standard and has increased its depreciation expense for the year ended December 31, 2003 by $0.5 ($0.1 for the three months ended March 31, 2003). The following table details the changes in the asset retirement liability:

CALL-NET ENTERPRISES INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

[millions of Canadian dollars, unless otherwise indicated]

January 1, 2004	$2.4
Accretion charges recorded in depreciation expense	0.1

March 31, 2004	$2.5

The adjustment to the fibre optic cable and leasehold improvement assets in respect of asset retirement costs is depreciated into income over the remaining life of the assets, on a straight-line basis. For the three months ended March 31, 2004, depreciation expense was $0.1.

These interim consolidated financial statements should be read in conjunction with the most recently prepared annual financial statements.

2. ACCOUNTS RECEIVABLE

	March 31, 2004	December 31, 2003
Trade receivables	29.3	46.5
Other	2.3	2.4
Allowance for doubtful accounts	(4.9)	(6.2)

	26.7	42.7

In 2003, the Company entered into a five-year accounts receivable securitization program whereby it will sell on an on-going basis, an undivided co-ownership interest in certain of its trade receivables to a securitization trust (the Trust) to a maximum of $55.0, of which all was utilized as at March 31, 2004. The Company will remain exposed to certain risks of default on the amount of the receivables under securitization. The Company will retain servicing responsibilities, and will have a retained interest in the securitized receivables and rights to future excess cash flows generated by the Trust. The sales will be on a fully-serviced basis and the Company will not receive any fees for its on-going servicing responsibilities. The Trust and its investors have no recourse on the Company’s other assets for failure of debtors to pay when due, other than the retained interest of the Trust.

During the quarter ended March 31, 2004, the Company recognized a loss of $1.7 (2003 – nil) on the securitization of receivables, and a gain on servicing of $0.1 (2003 – nil). The Company measures the loss on securitization by applying the same methodology used to estimate the allowance for doubtful accounts. The result is a provision for anticipated credit losses of approximately 2.7% to 2.9%. The sensitivity of the current fair value of the retained interest to a 10 to 20 per cent adverse change in this assumption is not material.

Cash flows from the securitization for the quarter are as follows:

	March 31,	March 31,
	2004	2003
Proceeds from new securitizations during the quarter	45.0	—
Proceeds from collections reinvested during the quarter	46.0	—

Proceeds from collections pertaining to the retained interest during the quarter	147.6	—

3. OTHER CURRENT ASSETS

	March 31, 2004	December 31, 2003
Retained interest in securitized receivables	12.1	41.2
Other	7.7	7.7

	19.8	48.9

CALL-NET ENTERPRISES INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

[millions of Canadian dollars, unless otherwise indicated]

4. CAPITAL ASSETS

	March 31, 2004			December 31, 2003
		Accumulated			Accumulated
		Depreciation	Net		Depreciation
		and	Book		and	Net Book
	Cost	Amortization	Value	Cost	Amortization	Value
Multiplex and telephone switch equipment	472.3	146.3	326.0	467.4	128.8	338.6
Fibre optic cable	107.2	14.7	92.5	107.2	12.9	94.3
Computer equipment and software	149.9	95.7	54.2	144.8	87.1	57.7
Buildings	14.1	0.8	13.3	14.1	0.7	13.4
Leasehold improvements	12.0	7.3	4.7	12.0	6.3	5.7
Furniture and fixtures	10.4	4.3	6.1	10.4	3.9	6.5
Land	0.5	—	0.5	0.5	—	0.5

	766.4	269.1	497.3	756.4	239.7	516.7

     Details of depreciation expense are as follows:

	Three Months Ended	Three Months Ended
	March 31, 2004	March 31, 2003
Depreciation on capital assets	29.4	34.1
Accretion expense on asset retirement obligations	0.1	—

	29.5	34.1

Included in capital assets are assets under construction and not yet depreciating of $17.5 (2003 - $18.0).

Included in fibre optic cable assets are right-to-use fibres under indefeasible right of use agreements with original terms extending to 20 years and net book value totaling $3.2 (2003 - $3.3).

During the three months ended March 31, 2003, the Company disposed of a customer call centre and capital assets having a book value of $0.6 and related expenses of $0.3 for proceeds of $0.9 of which $0.6 was received in the period and $0.3 is included in accounts receivable. Net gain/loss was $nil.

During the three months ended March 31, 2003, the Company received proceeds of $2.3 relating to certain intangible rights sold under a licensing agreement in 2002. This amount was included in accounts receivable at December 31, 2002.

CALL-NET ENTERPRISES INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

[millions of Canadian dollars, unless otherwise indicated]

5. OTHER ASSETS

	March 31, 2004			December 31, 2003
			Net
		Accumulated	Book		Accumulated	Net Book
	Cost	Amortization	Value	Cost	Amortization	Value
Customer relationships	114.4	53.0	61.4	113.8	45.7	68.1
Prepaid right-of-way	6.7	—	6.7	6.9	—	6.9
Deferred costs	5.3	—	5.3	5.3	—	5.3
Investment in Cybersurf Corp.	0.4	—	0.4	0.4	—	0.4

	126.8	53.0	73.8	126.4	45.7	80.7

Details of amortization expense are as follows:

	Three Months Ended	Three Months Ended
	March 31, 2004	March 31, 2003
Amortization	7.3	6.1

6. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	March 31, 2004	December 31, 2003
Accrued liabilities and trade payables	45.5	62.6
Carrier payables	47.4	49.5
Commodity, capital and income tax liabilities	17.9	19.6
Payroll related liabilities	10.8	14.8
Accrued interest on long-term debt	7.7	—
Other	2.3	2.9

	131.6	149.4

Effective January 1, 2004, the Company reclassed the long-term portion of its deferred fibre maintenance charge and lease exit costs to long-term liabilities from accounts payable and accrued liabilities [note 7b]. The comparative figures have been restated to conform to this presentation.

7. LONG-TERM DEBT AND OTHER LONG-TERM LIABILITIES

(a) Senior Secured Notes due 2008

	Interest Rate	March 31, 2004	December 31, 2003
Senior secured notes due 2008	10.625%	292.3	387.1

During the three months ended March 31, 2004, the Company purchased for cancellation a total of U.S. $76.4 ($100.8) of the outstanding senior secured notes due 2008 at market prices. The total cost of this purchase to the Company was $104.8 resulting in a loss of $4.0.

CALL-NET ENTERPRISES INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

[millions of Canadian dollars, unless otherwise indicated]

The Company’s remaining outstanding U.S. $223.1 senior secured notes mature on December 31, 2008. The senior secured notes were issued in 2002 at approximately par value and are collateralized by substantially all of the assets of the Company.

The senior secured notes bear interest at 10.625% per annum from December 31, 2001, or from the most recent date to which interest has been paid or provided for, payable semi-annually on June 30 and December 31 in each year, commencing June 30, 2002. Interest will be computed on the basis of a 360-day year consisting of twelve 30-day months.

The senior secured notes are senior secured obligations of the Company and will rank pari passu in right of payment to any future senior unsecured debt and senior to the Company’s future subordinated secured debt. The senior secured notes are governed by a trust indenture which contains certain covenants which, among other things, restrict the ability of the Company to incur additional indebtedness, consummate certain sales of assets, make certain investments, engage in sale-leaseback transactions, pay dividends or repurchase the Company’s capital stock.

On or after January 1, 2006, the senior secured notes will be redeemable, at the Company’s option, in whole or in part, at any time or from time to time at the following redemption prices, plus accrued and unpaid interest to the redemption date, if redeemed during the 12-month period commencing on January 1, 2006 at 105.313%, January 1, 2007 at 102.657% and January 1, 2008 and thereafter at 100.000% of the principal amount.

In the event of a change of control, the Company is required to offer to purchase all outstanding notes at a purchase price of 101% of their principal amount plus accrued and unpaid interest to the date of purchase.

(b) Other long-term liabilities

	Interest Rate	March 31, 2004	December 31, 2003
Right-of-way liability	10.0%	36.4	37.0
Deferred fibre maintenance charge	N/A	6.1	6.0
Lease exit costs	N/A	3.6	3.7
Asset retirement obligations	10.0%	2.5	2.4

		48.6	49.1

Effective January 1, 2004, the Company reclassed the long-term portion of its deferred fibre maintenance charge and lease exit costs to long-term liabilities from accounts payable and accrued liabilities [note 6]. The comparative figures have been restated to conform to this presentation.

The right-of-way liability represents the net present value of payments to be made under right-of-way agreements with terms ranging from one to 20 years. The associated assets for the right-of-ways are recorded in capital assets.

CALL-NET ENTERPRISES INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

[millions of Canadian dollars, unless otherwise indicated]

8. CAPITAL STOCK

Shares
Number of Shares	Common	Class B	Preferred
Balance, December 31, 2003	4,210,839	31,369,152	1
Converted during the three months ended March 31,2004 net	(120,775)	120,775	—
Sale of plan of arrangement fractional shares during the three months ended March 31, 2004	30	—	—

Balance, March 31, 2004	4,090,094	31,489,927	1

Dollars	Common	Class B	Preferred
Balance, December 31, 2003	49.8	297.6	—
Converted during the three months ended March 31, 2004, net	(1.1)	1.1	—

Balance, March 31, 2004	48.7	298.7	—

Stock Options

Under the Option Plan, the Company currently has reserved a total maximum of 2,261,000 common and class B non-voting shares. Options granted under the Option Plan will be non-assignable and will expire no more than 10 years from their date of grant or as determined by the board of directors. The number of common shares and class B non-voting shares reserved for issuance in the aggregate to any one eligible person pursuant to the Option Plan shall not exceed 5% of the aggregate outstanding common shares and class B non-voting shares. All shares reserved for issuance under the Option Plan are granted under the terms and conditions of the Plan of Arrangement. The Option Plan permits the granting or repricing of options at a price no less than the closing price of the applicable shares on the Toronto Stock Exchange on the business day preceding the date on which the option is granted, or re-priced, as the case may be. Vesting of the options occurs in three yearly installments of 33.3% each. Vesting of those options carrying an exercise price of $8.50 is also dependent on the stock price reaching certain performance levels.

The following is a continuity of stock options outstanding for which common shares have been reserved:

	March 31, 2004
		Weighted–
		Average
	Number	Exercise Price
Common Shares	Outstanding	Per Share
Balance, December 31, 2003	1,356,067	6.11
Granted during the three months ended March 31, 2004	455,000	4.60
Exercised during the three months ended March 31, 2004	—	—
Cancelled during the three months ended March 31, 2004	(59,600)	3.17

Balance, March 31, 2004	1,751,467	5.82

Exercisable, March 31, 2004	130,000	1.72

CALL-NET ENTERPRISES INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

[millions of Canadian dollars, unless otherwise indicated]

The following table summarizes information about the common shares stock options outstanding at March 31, 2004:

Common Shares
	Options Outstanding			Options Exercisable
		Weighted –	Weighted –		Weighted –
	Number	Average	Average		Average
	Outstanding at	Remaining	Exercise	Number	Exercise
Range of Exercise	March 31,	Contractual	Price	Exercisable at	Price	Expiry
Prices	2004	Life in Years	Per Share	March 31, 2004	Per Share	Dates
$0.65 to $0.80	29,067	5.4	$0.66	9,100	$0.66	2009
$1.80	338,800	5.9	$1.80	120,900	$1.80	2010
$4.35	94,000	6.3	$4.35	—	—	2010
$4.60	455,000	6.9	$4.60	—	—	2011
$5.15	11,800	6.6	$5.15	—	—	2010
$8.50	822,800	5.0	$8.50	—	—	2009

During the three months ended March 31, 2004, there were no stock options granted for which class B non-voting shares have been reserved. As at March 31, 2004, there were no class B non-voting shares stock options outstanding. For stock options granted to employees, the Company determined compensation costs based on their fair values at grant dates of the stock options consistent with the method prescribed by CICA Handbook Section 3870 and has recorded these compensation costs as operating expenses [note 1].

The weighted average fair value for options granted during the three month period ended March 31, 2004 is $2.85 [2003 - $1.20]. The fair value of each option granted was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	Three	Three
	Months Ended	Months Ended
	March 31, 2004	March 31, 2003
Risk free interest rate	2.14%	3.50%
Expected dividend yield	0%	0%
Expected volatility, common shares	103.1%	107.9%
Expected time until exercise	3 years	3 years

Shareholders’ Rights Plan

The Rights Plan was adopted to ensure that if a person or group is seeking to acquire beneficial ownership of 15% or more of the common shares, or 20% of the aggregate shares of the Company, the shareholders and the board of directors are given sufficient time to evaluate the transaction, negotiate with the proposed acquirer, encourage competing bids to emerge, and ensure that all alternatives to the transaction designed to maximize shareholder value have been considered. The term of the Rights Plan is until the termination of the Company’s 2004 annual shareholders meeting. Under the Rights Plan, one right was issued in respect of each share outstanding immediately following the implementation of the Plan of Arrangement. In addition, one right will be issued in respect of each new share issued thereafter. When exercisable, each right will permit the holder to purchase shares with a market value of 200 dollars on payment of 100 dollars.

CALL-NET ENTERPRISES INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

[millions of Canadian dollars, unless otherwise indicated]

Restricted Stock Unit Plan

Restricted stock units [RSUs] are subject to vesting provisions, which may include, at the discretion of the board of directors, the achievement of performance criteria. RSU grants are settled by the delivery of shares to the participant or, at the participant’s option, the delivery of the cash equivalent market value of the shares based on the five trading day average of the closing price of the common shares on the Toronto Stock Exchange. If shares are to be delivered, the Company will have the option to deliver shares issued from treasury or shares purchased on the Toronto Stock Exchange by an independent administrator. The RSUP provides that the maximum number of shares deliverable to participants under the RSUP shall be 678,000 Shares. The maximum term for any RSU is three years. The outstanding RSUs vest in three annual installments of 33.3% each. The resulting compensation expense recorded for the three month period ended March 31, 2004 is $0.2 [2003 – $0.5].

The following is a continuity of RSUs outstanding for which common shares have been reserved:

Restricted Stock Units

March 31, 2004
Number Outstanding
Balance, December 31, 2003	346,001
Settled during the three months ended March 31, 2004	—

Balance, March 31, 2004	346,001

Deferred Share Unit Plan

On July 29, 2003 the Company adopted a Deferred Share Unit Plan [DSUP]. Participants of the DSUP can elect to receive a portion of their annual compensation in the form of Deferred Share Units [DSUs]. The number of DSUs received is calculated using the amount of compensation directed to the plan, divided by the share price, based on the five trading day average of the closing price of the common shares or class B non-voting shares as applicable on the Toronto Stock Exchange. DSUs are redeemable upon the departure of the participant from the Company by the delivery of common shares or class B non-voting shares as applicable, equal to the number of DSUs credited to the participant, or at the participant’s option, the delivery of cash equal to the number of DSUs credited to the participant’s account multiplied by the closing price of the applicable shares on the Toronto Stock Exchange on the date of termination. If shares are to be delivered, the shares will be purchased on the Toronto Stock Exchange by an independent administrator.

The following is a continuity of DSUs outstanding:

Deferred Share Units

March 31, 2004
Number Outstanding
Balance, December 31, 2003	7,198
Granted during the three months ended March 31, 2004	31,394

Balance, March 31, 2004	38,592

CALL-NET ENTERPRISES INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

[millions of Canadian dollars, unless otherwise indicated]

9. CHANGE IN CONTROL PROVISION

On February 20, 2004, the Court of Appeal of Ontario agreed with the trial judge and dismissed the appeal of an earlier decision regarding a ‘change in control agreement’. As at April 20, 2004, the 60-day period in which the appellants had to seek leave to appeal to the Supreme Court of Canada expired. The Company reversed a $4.7 provision related to this action for the three months ending March 31, 2004.

10. ACQUISITION

On September 27, 2002, the Company acquired 75% of the non-voting shares and 24% of the voting shares in Time iCR Inc., a provider of customized, managed and hosted call processing solutions, for $1.0. The assets and liabilities acquired were less than $2.6 and $2.6 respectively. The Company also had a call right under a contractual arrangement with a member of Time iCR’s management who owns 51% of the outstanding voting rights of Time iCR Inc. As a result, while the Company did not have voting control of Time iCR Inc., the Company determined under generally accepted accounting principles it would consolidate its interest in Time iCR Inc. On February 13, 2004 the Company acquired the remaining 25% non-voting shares and 76% voting shares of Time iCR.

11. EARNINGS (LOSS) PER SHARE

Earnings (loss) per share have been calculated on the basis of income (loss) divided by the weighted average number of common shares and class B non-voting shares outstanding during the period after recapitalization [March 31, 2004 – 35,580,021; March 31, 2003 - 23,906,138]. Due to a loss for the three months ended March 31, 2004, no incremental shares from the potential exercise of stock options are included because the effect would be anti-dilutive.

12. SEGMENTED INFORMATION

The Company is a facilities-based carrier of long distance, data, local and wireless telecommunications services. It offers different products or services to three market segments: (i) Consumer Services including residential and small office and home office customers (ii) Business Solutions, including small, medium and large business and government customers and (iii) Carrier Services including other providers and carriers of telecommunications services. During the fourth quarter 2003, the Company changed the presentation by customer segment to better align with the management structure. Accordingly, segmented information of previous periods has been restated to reflect this change. Substantially all of the Company’s assets are located in Canada, and revenues are derived from long distance, data and local telecommunications services provided in Canada. Assets, including the fibre optic cable network, are not segmented by business unit as assets are shared by all segments.

CALL-NET ENTERPRISES INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

[millions of Canadian dollars, unless otherwise indicated]

Customer Segments

	Consumer	Business	Carrier	Corporate
	Services	Solutions	Services	and other	Total
Three months ended March 31, 2004
Long distance	43.0	39.5	34.8	—	117.3
Data	3.3	33.5	11.8	—	48.6
Local/home phone services	24.3	9.3	1.3	—	34.9
Wireless	1.7	—	—	—	1.7

Total revenues	72.3	82.3	47.9	—	202.5
Operating costs	(31.3)	(18.3)	(2.2)	(29.1)	(80.9)

	41.0	64.0	45.7	(29.1)	121.6

Carrier costs					(95.1)
Depreciation and amortization					(36.8)

Operating loss					(10.3)

	Consumer	Business	Carrier	Corporate
	Services	Solutions	Services	and other	Total
Three months ended March 31, 2003
Long distance	44.1	39.0	43.1	—	126.2
Data	4.3	33.2	13.7	—	51.2
Local/home phone services	17.1	6.5	1.2	—	24.8
Wireless	—	—	—	—	—

Total revenues	65.5	78.7	58.0	—	202.2
Operating costs	(20.5)	(15.3)	(2.8)	(32.9)	(71.5)

	45.0	63.4	55.2	(32.9)	130.7

Carrier costs					(106.2)
Depreciation and amortization					(40.2)

Operating loss					(15.7)

Management’s Discussion & Analysis

For the period ending March 31, 2004

Management’s Discussion and Analysis (MD&A) is intended to help readers understand the dynamics of Call-Net’s business and the key factors underlying its financial results. It explains trends in Call-Net’s financial condition and results of operations for the quarter ended March 31, 2004 compared with the operating results for the quarter ended March 31, 2003 and the quarter ended December 31, 2003. It also compares the balance sheet as at March 31, 2004 to the balance sheet as at December 31, 2003. The MD&A is prepared in accordance with National Instrument 51-102 – Continuous Disclosure Obligations and Form 51-102F1 – Management’s Discussion and Analysis. This MD&A should be read in conjunction with the Interim Consolidated Financial Statements for March 31, 2004 and Audited Consolidated Financial Statements and MD&A for December 31, 2003.

Forward-Looking Statements

The consolidated financial statements and MD&A necessarily include amounts and conclusions based on informed judgments and estimates of the expected effects of current events and transactions with appropriate consideration to materiality.

Certain statements in the MD&A also constitute forward-looking statements. They involve known and unknown risks, uncertainties, and other factors that may cause the results, performance or achievements of Call-Net to differ materially from those expressed or implied by such statements. Such factors include, among others, general economic and business conditions, demographic changes, regulation, major technology changes, timing of product introductions, competition and the ability of Call-Net to attract and retain key employees.

Non GAAP Measures

Certain financial measures used in this MD&A do not have any standardized meaning under Canadian generally accepted accounting principles (GAAP). Below is a definition of each of the non-GAAP financial measures used in this MD&A. At the point in the MD&A at which each non-GAAP financial measure is first discussed, a table has been provided to reconcile that financial information to the most directly comparable GAAP measure.

EBITDA

Earnings before interest, taxes, depreciation and amortization (EBITDA) is a financial metric used by investors to analyze the operating results of companies and their ability to incur and service debt. Call-Net uses EBITDA as an operating performance benchmark and defines it as revenue less carrier charges and operating costs. Readers are cautioned that EBITDA as calculated by Call-Net may not be comparable to similarly titled amounts reported by other companies.

Free Cash Flow

Free cash flow is defined as EBITDA less financing costs (including interest expense on long-term debt, servicing fees, bank charges and late payment charges), cash income taxes paid, net capital expenditures and the cash component of changes in deferred costs.

Call-Net Enterprises Inc.	1	Interim MD&A Q1 2004

Call-Net’s Business

Call-Net is a national, full-service telecommunications alternative to the long-established telephone companies, known as incumbent local exchange carriers, or ILECs. Primarily through its wholly owned subsidiary Sprint Canada Inc. (Sprint Canada), the Company offers home phone, long distance, dial-up Internet, and wireless services to residential customers in Canada’s largest metropolitan areas, as well as local, long distance, data and Internet protocol solutions (including high-speed access) to Canadian businesses of all sizes and governments.

Call-Net is a facilities-based company operating 14,000 route kilometres (8,600 route miles) of fibre in North America. This network connects Canada’s largest markets and key United States markets. It also connects with Europe, through company-owned international gateway switches in New York City and London and a trans-Atlantic fibre indefeasible right of usage. Call-Net is seamlessly connected to the network of Sprint Communications Company L.P. (Sprint) at multiple points across the Canada/U.S. border. In Canada, Call-Net also owns and operates a national Cisco Internet protocol (IP) network. Local and home phone service is provided through equipment co-located in the switch centres of the ILECs. At March 31, 2004, Call-Net had 148 active co-locations in five major urban centres incorporating 30 of Canada’s most populous municipalities. In Toronto, Montreal and Vancouver, certain co-locations are connected to Call-Net’s local switches by metro area networks (MANs).

Call-Net provides services through three businesses units – Consumer Services, Business Solutions and Carrier Services. The first two operate largely under the Sprint Canada brand, while carrier services are delivered under the Call-Net brand.

Call-Net is headquartered in Toronto and has operations in 13 offices across Canada and four in the United States, employing over 1,700 people.

Quarterly Summary Information

Over the past eight quarters, Call-Net’s revenue has been quite stable, ranging from a low of $194.1 million to a high of $204.9 million. Gains from the introduction of new products and services, and the marketing success of new pricing plans offset declines in the per-minute and per-unit price of services. The volume of traffic on Call-Net’s network continues to grow each year.

Call-Net Enterprises Inc.	2	Interim MD&A Q1 2004

Quarterly Summary Information

	2002				2003				2004
(millions of Canadian dollars,
except per share data)	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1
		[Restated]			[Restated]
Statement of Operations
Revenue	$201.8	$197.9	$198.6	$202.4	$202.2	$194.1	$204.9	$204.1	$202.5
Carrier charges	116.8	118.4	113.9	103.4	106.2	98.4	108.5	96.8	95.1
Gross profit	85.0	79.5	84.7	99.0	96.0	95.7	96.4	107.3	107.4

EBITDA	11.9	(10.1)	14.6	30.2	24.5	23.7	23.0	24.9	26.5

Operating income (loss)	(29.9)	(74.5)	(26.0)	(15.9)	(15.7)	(23.0)	(15.8)	(13.6)	(10.3)
Net Income (loss)	(91.8)	(62.9)	28.6	(24.9)	7.6	2.0	(30.2)	(16.8)	(29.9)
EPS, basic	(20.26)	(2.64)	1.20	(1.04)	0.32	0.08	(1.15)	(0.47)	(0.84)

Carrier charges as % of revenue	57.9%	59.8%	57.4%	51.1%	52.5%	50.7%	53.0%	47.4%	47.0%
Gross profit %	42.1%	40.2%	42.6%	48.9%	47.5%	49.3%	47.0%	52.6%	53.0%
Operating costs as a % revenue	36.2%	45.3%	35.3%	34.0%	35.4%	37.1%	35.8%	40.4%	40.0%
EBITDA as a % of revenue	5.9%	-5.1%	7.4%	14.9%	12.1%	12.2%	11.2%	12.2%	13.1%

The most significant trend over the past eight quarters has been the consistent decline in carrier charges and the consequent increase in gross profit. Over the past two years, carrier charges, as a per cent of revenue, have declined from 57.9% to 47.0%, while gross profit, as a percentage of revenue, has risen from 42.1% to 53.0%.

First Quarter 2004 Operating Results

Highlights

In the first quarter of 2004, total revenue grew by $0.3 million, or 0.1%, from the first quarter of 2003 to $202.5 million, but declined by $1.6 million, or 0.8% from the fourth quarter of 2003. Continued growth in the Company’s business solutions and consumer services operations was offset by wholesale carrier revenue declines.

Call-Net continued to make inroads in the market for local services, adding 25,200 net consumer lines and 8,800 net equivalent business lines for a total of 34,000 lines in the quarter and bringing its total number of local lines to over 301,000.

Lines and Customers

	2003				2004
	Q1	Q2	Q3	Q4	Q1
	[Restated]
Consumer Home Phone Service Lines	144,600	157,100	175,400	206,000	231,200
Business Local Line Equivalents*	43,900	51,500	59,500	61,600	70,400

Total Local Lines	188,500	208,600	234,900	267,600	301,600

Average Monthly Churn **	3.2%	3.6%	3.3%	2.7%	2.2%
Consumer LD Customers	530,600	522,800	632,600	609,100	583,200
Consumer Dial-Up Customers	72,000	69,700	68,400	65,400	63,600
Consumer Wireless Customers	—	—	2,600	12,800	18,300

* Business local line equivalents include Primary Rate Interfaces (PRIs) quantified as 23 individual business lines (IBLs)

** Average Monthly Churn equals monthly disconnections divided by the average number of lines per month.

Customer churn in local services declined significantly to 2.2% in the quarter, down from an average of 3.2% in the first quarter of 2003 and an average of 2.7% in the fourth quarter of 2003. The Company attributes this churn reduction to several factors:

Call-Net Enterprises Inc.	3	Interim MD&A Q1 2004

i)	on-going success in the Company’s customer retention program;

ii)	a lower level of Sprint-initiated churn as the credit profile of the consumer base improves;

iii)	the recent CRTC decision to extend the “no-winback” period – the period of time after Call-Net signs up a customer where the ILEC is prohibited from attempting to “win” them back – from three months to twelve months; and

iv)	the effect of the implementation of the CRTC’s DSL unbundling decision of July 2003.

In the quarter, the Company identified an inconsistency in its internal reporting of business local line additions relating to PRIs. As a result, net local line additions in the business solutions group were previously overstated by approximately 2,000, 3,000, and 5,000 in each of the second, third and fourth quarters of 2003. The above table has been restated to correct for the error. The inconsistency related only to internal reporting and has no impact on the operating or financial condition of the Company.

Consumer Services Revenue

Call-Net provides local, long distance, dial-up Internet access and wireless services to consumers in five geographic areas comprising 30 different municipalities.

Overall, consumer revenue increased in the first quarter of 2004 by $6.8 million or 10% over the first quarter of 2003 to $72.3 million, and by $0.4 million, or 1% from the fourth quarter of 2003. Call-Net has focused on selling bundled products to its customers as a means of reducing churn and increasing its share of its customers’ monthly communications spending. In the first quarter of 2004, over 55% of consumer services revenue came from customers who purchase more than one product from Call-Net.

Consumer Service Revenue

				Change from		Change from
	Three Months Ended			Prior Year		Prior Quarter
	Mar 31,	Mar 31,	Dec 31,
(millions of Canadian dollars)	2004	2003	2003	$	%	$	%
Long distance	43.0	44.1	45.4	(1.1)	(2.5)%	(2.4)	(5.3)%
Data	3.3	4.3	3.4	(1.0)	(23.3)%	(0.1)	(2.9)%
Local	24.3	17.1	21.8	7.2	42.1%	2.5	11.5%
Wireless	1.7	—	1.3	1.7	—	0.4	30.8%

Consumer Services Revenue	72.3	65.5	71.9	6.8	10.4%	0.4	0.6%

Consumer Long Distance Revenue

Long distance revenue decreased in the quarter compared to both the first and fourth quarters of 2003. The decrease in revenue was brought about by a lower level of net stand-alone long distance activations in the quarter. Long distance churn was consistent with the levels seen in previous quarters. Average revenue per minute (ARPM) in long distance was down in the quarter due primarily to price decreases in Canadian, US and international plans. A portion of the ARPM decline in Canada and the U.S. has been a result of the success of the Company’s Unlimited

Call-Net Enterprises Inc.	4	Interim MD&A Q1 2004

North American Dialing Plan as customers on the plan use more long distance minutes per month than average.

Consumer Home Phone Service Revenue

Local, or home phone, service revenue was $24.3 million in the quarter, an increase of 42% or $7.2 million from the first quarter of 2003 and 11%, or $2.5 million from the previous quarter. These results continue a trend initially established in the third quarter of 2003 of quarter over quarter growth in home phone service revenue in excess of 10%.

Consumer Data Revenue

Revenue from dial-up Internet customers was $3.3 million for the quarter, a decline of $1.0 million, or 23% from the first quarter of 2003, and $0.1 million, or 3% from the fourth quarter of 2003. The number of subscribers stood at 63,600 at quarter-end, down 3% from the year-end number of 65,400. Churn in dial-up Internet continues to be high, in excess of 5% per month, as Canadian households continue to migrate to high-speed Internet services. However, the Company activated over 8,000 new dial-up Internet customers in the quarter.

Consumer Wireless Revenue

Call-Net bundled wireless service under the Fido® brand had a good quarter of growth. Quarterly activations are running at over 6,000, with approximately 15% of new home phone service customers opting to add a wireless second line. Revenue from wireless services was $1.7 million for the quarter, up 31% from $1.3 million in the fourth quarter of 2003.

Business Solutions Revenue

Call-Net continues to focus on four initiatives in the business market in Canada:

•	Maintain and develop its working relationship with Sprint to offer multi-national corporations (MNCs) single-service, single-invoice seamless North American network coverage;

•	Deliver the Company’s IP Enabled Solutions at substantial cost savings and time efficiencies to Canadian customers allowing them to integrate legacy systems with next-generation services in an efficient and cost-effective manner;

•	Continue its EVS initiative by penetrating the call centre sector with complex interactive voice response (IVR) and advanced voice recognition (AVR) applications; and

•	Bundle long distance, local, and high-speed Internet access for small and medium-sized enterprises (SME).

Business Solutions Revenue

In the first quarter of 2004, Call-Net grew business solutions revenue in every category - long distance, data and local services. Total business solutions revenue grew by 5% or $3.6 million from the first quarter of 2003, and by 3%, or $2.7 million, from the fourth quarter of 2003. This growth reflected stronger product offerings - including IP Enabled Solutions, growth in long distance minutes, and the continued success of its cross border initiative and its third-party agency sales channel for small and medium-sized business.

Call-Net Enterprises Inc.	5	Interim MD&A Q1 2004

Business Solutions Revenue

				Change from		Change from
	Three Months Ended			Prior Year		Prior Quarter
	Mar 31,	Mar 31,	Dec 31,
(millions of Canadian dollars)	2004	2003	2003	$	%	$	%
Long distance	39.5	39.0	37.8	0.5	1.3%	1.7	4.5%
Data	33.5	33.2	33.0	0.3	0.9%	0.5	1.5%
Local	9.3	6.5	8.8	2.8	43.1%	0.5	5.7%

Business Solutions Revenue	82.3	78.7	79.6	3.6	4.6%	2.7	3.4%

Average revenue per minute in business long distance declined by approximately 5% from the fourth quarter of 2003, but this was more than offset by a 10% quarter- over-quarter growth in total minutes. As a result, business long distance revenue increased moderately to $39.5 million as compared with $39.0 million in the first quarter of 2003 and $37.8 million in the fourth quarter of 2003. In spite of the growth in long distance revenue and minutes, long distance, as a percentage of business solutions revenue, continues to decline – from a level of 50% of business solutions revenue in the first quarter of 2003, to a level of 48% of revenue in each of the last two quarters.

New business local line equivalents grew by 8,800 lines, or 14% from the fourth quarter of 2003. The Company had 60% more local service customers at the end of the first quarter of 2004, as compared to the first quarter of 2003. Revenue from business local services expanded by 6% from the previous quarter and 43% from the first quarter of 2003.

Data revenue also grew in the quarter compared to both the fourth quarter of 2003 and the first quarter of 2003. This revenue increase is reflective, in part, of the success of the Company’s IP Enabled Solutions offering.

Carrier Services

Call-Net’s strategy is to optimize the contribution from wholesale services, by focusing on profitability, rather than revenue growth. With approximately 125 wholesale customers, the Company works closely with the 20 largest that represent about 75% of carrier services revenue. Call-Net’s largest customers are actually other large carriers such as MCI, Sprint, AT&T and the Canadian ILECs.

Carrier Services Revenue

In the first quarter of 2004, wholesale revenue continued to decline, as expected. Carrier service revenue in the quarter totaled $47.9 million, reflecting a 9% decline from the fourth quarter of 2003 and a 17% decline from the first quarter of 2003. Carrier services revenues now comprise less than 24% of consolidated revenue. Average revenue per-minute in wholesale declined by approximately 13% from the previous quarter reflecting both a change in the mix of international minutes away from higher cost international destinations in favour of lower cost countries, and the continuing decline in the price per-minute of North American traffic. In wholesale, the Company is somewhat insulated from the ARPM decline in international long distance, as costs are highly variable and the per-minute cost of terminating traffic in these jurisdictions has decreased in step with revenue.

Call-Net Enterprises Inc.	6	Interim MD&A Q1 2004

Carrier Services Revenue

				Change from		Change from
	Three Months Ended			Prior Year		Prior Quarter
	Mar 31,	Mar 31,	Dec 31,
(millions of Canadian dollars)	2004	2003	2003	$	%	$	%
Long distance	34.8	43.1	39.6	(8.3)	(19.3)%	(4.8)	(12.1)%
Data	11.8	13.7	11.8	(1.9)	(13.9)%	—	0.0%
Local	1.3	1.2	1.2	0.1	8.3%	0.1	8.3%

Carrier Services Revenue	47.9	58.0	52.6	(10.1)	(17.4)%	(4.7)	(8.9)%

Carrier Charges, Operating Costs & Operating Profit/Loss

Carrier Charges

Carrier charges declined to $95.1 million in the first quarter of 2004, from $96.8 million in the fourth quarter of 2003 and $106.2 million in the first quarter of 2003. Call-Net continues to have success in network optimizations and international carrier negotiations.

As a result of these carrier charge reductions, gross margin of $107.4 million for the quarter was essentially unchanged as compared with the previous quarter, in spite of a $1.6 million revenue decline over the period. When compared to the same period last year, gross margin is up 12% from the $96.0 million recorded in the first quarter of 2003.

Carrier Charges, Operating Costs & Operating Profit

				Change from		Change from
	Three Months Ended			Prior Year		Prior Quarter
	Mar 31,	Mar 31,	Dec 31,
(millions of Canadian dollars)	2004	2003	2003	$	%	$	%
		[Restated]
Revenue	202.5	202.2	204.1	0.3	0.1%	(1.6)	(0.8)%
Carrier charges	95.1	106.2	96.8	(11.1)	(10.5)%	(1.7)	(1.8)%

Gross profit	107.4	96.0	107.3	11.4	11.9%	0.1	0.1%
Operating costs	80.9	71.5	82.4	9.4	13.1%	(1.5)	(1.8)%

EBITDA	26.5	24.5	24.9	2.0	8.2%	1.6	6.4%

Depreciation and amortization	(36.8)	(40.2)	(38.5)	3.4	(8.5)%	1.7	(4.4)%

Operating loss	(10.3)	(15.7)	(13.6)	5.4	(34.4)%	3.3	(24.3)%

Carrier charges as a % of revenue	47.0%	52.5%	47.4%	—	(5.5)%	—	(0.4)%
Gross profit as a % of revenue	53.0%	47.5%	52.6%	—	5.5%	—	0.4%
Operating costs as a % of revenue	40.0%	35.4%	40.4%	—	4.6%	—	(0.4)%
EBITDA as a % of revenue	13.1%	12.1%	12.2%	—	1.0%	—	0.9%

Operating Costs

First quarter operating costs, while down 2%, or $1.5 million from the fourth quarter of 2003, are up 13%, or $9.4 million from the first quarter of 2003. Operating costs as a percentage of revenue have risen to 40% in the first quarter of 2004, as compared to 35% of revenue in the first quarter of 2003. This change was expected

Call-Net Enterprises Inc.	7	Interim MD&A Q1 2004

as the Company has resolved to use cost savings generated in carrier charges to invest in revenue growth in consumer services and business solutions. Operating costs, as a percentage of revenue are expected to remain high relative to historical levels as the Company invests in sales, marketing, provisioning and customer care in pursuit of its growth objectives.

EBITDA

EBITDA for the first quarter of 2004 was $26.5 million, an increase of $1.6 million or 6% over the fourth quarter of 2003 and $2 million, or 8% over the first quarter of 2003.

Operating Profit (Loss)

Depreciation and amortization totaled $36.8 million, a 4% decline from the fourth quarter of 2003 and a 9% decline from the first quarter of 2003. Depreciation and amortization has generally been falling as the Company’s capital spending program has declined.

Operating loss was narrowed to $10.3 million for the quarter, down from $13.6 million in the previous quarter, and $15.7 million in the first quarter of 2003.

Operating Profit/Loss and Other Expenses

				Change from		Change from
	Three Months Ended			Prior Year		Prior Quarter
(millions of Canadian dollars,	Mar 31,	Mar 31,	Dec 31,
except per share data)	2004	2003	2003	$	%	$	%
		[Restated]
EBITDA	26.5	24.5	24.9	2.0	8.2%	1.6	6.4%
Depreciation and amortization	(36.8)	(40.2)	(38.5)	3.4	(8.5)%	1.7	(4.4)%

Operating loss	(10.3)	(15.7)	(13.6)	5.4	(34.4)%	3.3	(24.3)%
Loss on repurchase of long-term debt	(4.0)	—	—	(4.0)	—	(4.0)	—
Release of change in control provision	4.7	—	—	4.7	—	4.7	—
Interest on long-term debt	(9.7)	(12.1)	(8.9)	2.4	(19.8)%	(0.8)	9.0%
Interest and other income (expense)	(2.2)	(0.4)	(2.7)	(1.8)	450.0%	0.5	(270.0)%
Foreign exchange gain (loss)	(8.1)	36.2	12.8	(44.3)	(122.4)%	(20.9)	(163.3)%
Income tax benefit (expense)	(0.3)	(0.4)	(4.4)	0.1	(25.0)%	4.1	(93.2)%

Net Income (Loss)	(29.9)	7.6	(16.8)	(37.5)	(493.4)%	(13.1)	78.0%

EPS, basic	(0.84)	0.32	(0.47)	(1.16)	(362.5)%	(0.37)	78.7%

Other Expenses

In the first quarter of 2004, Call-Net recorded a loss of $4.0 million in connection with the repurchase for cancellation of approximately US$76.4 million (approximately $100.8 million) of long-term debt. The Company also recorded a one-time gain of $4.7 million in connection with the elimination of a reserve established in connection with the application brought by Montreal Trust Company of Canada (now Computershare Investor Services) discussed in Note 12 of the Audited Consolidated Financial Statements for December 31, 2003 and Note 9 of the Consolidated Financial statements for March 31, 2004. Both the initial decision and the subsequent appeal were in favour of the Company and the plaintiffs in the case did not seek leave to appeal further.

Call-Net Enterprises Inc.	8	Interim MD&A Q1 2004

Interest expense in the quarter was $9.7 million, down from $12.1 million in the first quarter of 2003, but up from $8.9 million in the fourth quarter of 2003. Variations in interest expense were a function of: 1) fluctuations in the Canadian dollar exchange rate, which results in fluctuations in Canadian dollar interest payments on the Company’s senior secured notes as these notes are denominated in U.S. dollars; and 2) the market purchase of US$76.4 million (approximately $100.8 million) of senior secured notes in March 2004 and the consequent elimination of interest costs associated with the repurchased notes.

In the first quarter, the Company recorded a foreign exchange loss of $6.0 million on the principal portion of its long-term debt as the result of the decline of the Canadian dollar against the U.S. dollar. After giving effect to the note repurchase, a one cent change in the value of the Canadian dollar against the U.S. currency now increases or decreases the Company’s long-term debt by approximately $4.0 million.

Net Income (Loss)

In the quarter, Call-Net recorded a net loss of $29.9 million, or $0.84 per share, compared with a net loss of $16.8 million in the fourth quarter of 2003 and net income of $7.6 million in the first quarter of 2003. Quarterly changes in net income/(loss) have been most heavily influenced by changes in the Canadian dollar exchange rate.

Cash Flow

Cash Flow Summary

				Change from		Change from
	Three Months Ended			Prior Year		Prior Quarter
	Mar 31,	Mar 31,	Dec 31
(millions of Canadian dollars)	2004	2003	2003	$	%	$	%
		[Restated]
Net income (loss)	(29.9)	7.6	(16.8)	(37.5)	(493.4)%	(13.1)	78.0%
Depreciation and amortization	36.8	40.2	38.5	(3.4)	(8.5)%	(1.7)	(4.4)%
Interest and other (income)/expense	1.3	1.0	0.6	0.3	30.0%	0.7	116.7%
Foreign exchange (gain)/loss	6.0	(33.0)	(17.4)	39.0	(118.2)%	23.4	(134.5)%
Income taxes	—	—	4.3	—	—	(4.3)	—
Reversal of change in control provision	(4.7)	—	—	(4.7)	—	(4.7)	—
Loss on repurchase of long-term debt	4.0	—	—	4.0	—	4.0	—

Cash flow from operating activities before change in non-cash working capital	13.5	15.8	9.2	(2.3)	(14.6)%	4.3	46.7%
Change in non-cash working capital	(9.9)	(8.4)	(0.8)	(1.5)	17.9%	(9.1)	1137.5%

Cash flow from operating activities	3.6	7.4	8.4	(3.8)	(51.4)%	(4.8)	(57.1)%

Change in short-term investments	66.0	45.1	(0.1)	20.9	46.3%	66.1	(66100.0)%
Acquisition of capital assets	(14.0)	(8.3)	(13.3)	(5.7)	68.7%	(0.7)	5.3%
Increase in deferred costs	(0.5)	—	(1.0)	(0.5)	—	0.5	—
Acquisitions	—	—	0.3	—	—	(0.3)	(100.0)%
Net proceeds from disposal of capital assets	—	2.9	—	(2.9)	—	—	—
Proceeds from sale of accounts receivable	45.0	—	—	45.0	—	45.0	—

Cash flow from investing activities	96.5	39.7	(14.1)	56.8	143.1%	110.6	(784.4)%

Change in Right-of-Way liability	(0.4)	(0.7)	(0.3)	0.3	(42.9)%	(0.1)	33.3%
Repurchase of long-term debt	(104.8)	—	—	(104.8)	—	(104.8)	—
Issuance of Common Shares	—	—	5.4	—	—	(5.4)	(100.0)%

Cash flow from financing activities	(105.2)	(0.7)	5.1	(104.5)	14928.6%	(110.3)	(2162.7)%

Net increase (decrease) in cash and cash equivalents	(5.1)	46.4	(0.6)	(51.5)	(111.0)%	(4.5)	750.0%

Call-Net Enterprises Inc.	9	Interim MD&A Q1 2004

Cash Flow from Operating Activities

Operating activities before changes in non-cash working capital provided $13.5 million of cash in the first quarter compared with $15.8 million and $9.2 million in each of the first and fourth quarters of 2003, respectively. Cash flow from operating activities before changes in non-cash working capital dropped relative to the first quarter of 2003 primarily because of a foreign exchange related loss on operating activities of $2.1 million in the first quarter of 2004 as compared to a foreign exchange related gain of $3.2 million on operating activities in the first quarter of 2003. Cash flow from operating activities before changes in non-cash working capital was higher in the first quarter of 2004 as compared to the fourth quarter of 2003, due primarily to the effects of a $2.5 million reduction in the foreign exchange related loss related to operating activities between the first quarter of 2004 and the fourth quarter of 2003.

Cash Flow from Investing Activities

Investment activities in the first quarter provided $96.5 million of cash compared with $39.7 million in the first quarter of 2003 and a use of cash of $14.1 million in the fourth quarter of 2003.

During the quarter, the Company sold an additional $45.0 million of accounts receivable under its accounts receivable securitization program. This program is now fully utilized at $55.0 million and is providing funding to Call-Net at an effective interest rate of approximately 6.0%

Cash provided by investment activities was used to fund the repurchase of its outstanding long-term debt.

Cash Flow from Financing Activities

Financing activities used $105.2 million in the quarter. The Company incurred $0.4 million in costs in the first quarter associated with the repayment of a right-of-way liability and used the remainder in the repurchase of its outstanding long-term debt.

During the quarter, the Company repurchased US$76.4 million face amount of senior secured notes at a cost of $104.8 million. This repurchase will reduce annual interest costs on long-term debt by US$8.1 million (approximately $10.6 million at quarter-end exchange rates). Call-Net continues to evaluate the most effective use of capital and may make market purchases of senior secured notes in the future, depending on market opportunities, capital requirements and liquidity needs.

Free Cash Flow

In the first quarter, the Company generated $1.4 million in free cash flow. The $10.3 million in interest and other financing costs and the $14.5 million spent on capital assets and in an increase in deferred costs came entirely from internally generated funds. These capital investments were made to expand local services, improve existing systems, enhance cost efficiency, and accommodate new products.

The Company has also changed its definition of Free Cash Flow to include other interest charges, servicing fees, late payment charges, and changes in deferred costs (see the definition of Free Cash Flow under the Section entitled Non-GAAP Measures on page 1 of this MDA). The Company believes that this provides relevant

Call-Net Enterprises Inc.	10	Interim MD&A Q1 2004

information to understand its cash flow resources in any given period. For the purpose of discussion and analysis, prior periods have been restated to conform to the new definition.

Free Cash Flow

	2003				2004
(millions of Canadian dollars)	Q1	Q2	Q3	Q4	Q1
	[Restated]
EBITDA	$24.5	$23.7	$23.0	$24.9	$26.5
Interest expense on long-term debt and other interest	(12.4)	(11.2)	(11.6)	(9.6)	(10.3)
Cash income taxes paid	(0.4)	(1.2)	(0.3)	(0.1)	(0.3)
Net capital expenditures	(5.4)	(4.8)	(12.8)	(13.3)	(14.0)
Cash component of changes in deferred costs	—	—	—	(1.0)	(0.5)

Free cash flow	6.3	6.5	(1.7)	0.9	1.4

Change in non-cash working capital and other charges	(4.3)	0.4	(4.9)	(6.8)	(12.3)
Acquisitions	—	—	(20.0)	0.3	—
Proceeds from sale of accounts receivable	—	—	10.0	—	45.0
Change in Right-of-Way liability	(0.7)	(0.5)	(0.7)	(0.3)	(0.4)
Repurchase of long-term debt	—	—	—	—	(104.8)
Equity issued	—	—	35.2	5.4	—

Change in cash & short term investments	1.3	6.4	17.9	(0.5)	(71.1)

Liquidity and Capital Resources

Call-Net used liquidity in the first quarter to reduce a portion of its long-term debt. Cash, cash equivalents and short-term investments decreased by $71.1 million as the Company bought back senior secured notes at a cost of $104.8 million and offset it partially through the sale of an additional $45.0 million of accounts receivable under its accounts receivable securitization program.

Cash Reconciliation

(millions of
Canadian dollars)

Cash & short-term investments December 31, 2003	$150.1
Free cash flow	1.4
Interest income and other expense
Change in non-cash working capital and other charges	(12.3)
Proceeds from equity issue Proceeds from sale of accounts receivable	45.0
Repurchase of long-term debt	(104.8)
Net, other items	(0.4)

Cash and short-term investments, March 31, 2004	$79.0

Cash, cash equivalents and short-term investments are generally invested in liquid Canadian dollar denominated securities with maturities no greater than one year and having one of the two highest ratings by either the Standard and Poor’s Rating Group or Moody’s Investors Service, Inc.

Call-Net Enterprises Inc.	11	Interim MD&A Q1 2004

Changes in non-cash working capital of $9.9 million were comprised of the release of reserves described under the heading “Other Expenses” on page 8 of this MD&A, payment of 2003 performance bonuses and a decrease in other accrued liabilities, offset partly by an increase in accrued interest on the long-term debt.

Financial Position

At March 31, 2004, Call-Net had current assets of $125.5 million and current liabilities of $131.6 million. Net working capital was a negative $6.1 million, a decline from the positive $92.3 million at December 31, 2003 – a direct consequence of the decision to repurchase a portion of its long-term debt. The Company’s current ratio stood at 1.0 at quarter-end. Accounts receivable stood at 31 days of sales.

Financial Position Summary

			Change from
			Prior Year-End
(millions of Canadian dollars)	Mar 31, 2004	Dec 31, 2003	$	%
		[Restated]
Cash and cash equivalents	51.4	56.5	(5.1)	(9.0)%
Short-term investments	27.6	93.6	(66.0)	(70.5)%

Total cash and short-term investments	79.0	150.1	(71.1)	(47.4)%
Accounts receivable & other current assets	46.5	91.6	(45.1)	(49.2)%

Total current assets	125.5	241.7	(116.2)	(48.1)%
Capital and other assets	571.1	597.4	(26.3)	(4.4)%

Total assets	696.6	839.1	(142.5)	(17.0)%

Current liabilities	131.6	149.4	(17.8)	(11.9)%
Long-term debt	292.3	387.1	(94.8)	(24.5)%
Other long-term liabilities	48.6	49.1	(0.5)	(1.0)%
Shareholder’s equity	224.1	253.5	(29.4)	(11.6)%

Total liabilities and shareholders’ equity	696.6	839.1	(142.5)	(17.0)%

Current ratio	1.0	1.6	(0.6)
Accounts Receivable (days sales outstanding)	31	32	(1.0)
Net debt to net capitalization	54%	53%	—	1%

Capital assets and other assets decreased $26.3 million to $571.1 million at March 31, 2004 from the 2003 year-end. This decrease was primarily due to the fact that Call-Net’s depreciation and amortization expense continues to substantially exceed the amount spent on capital additions.

Long-term debt decreased by $94.8 million to $292.3 million resulting from a reduction in senior secured notes of $100.8 million as a consequence of the long-term debt repurchase, offset by an increase of $6.0 million associated with a weakening Canadian dollar over the reporting period.

Other long-term liabilities, composed of right-of-way liability, deferred fibre maintenance charge, lease exit costs and asset retirement obligations, decreased by $0.5 million to $48.6 million as a result of the continuing amortization of certain of these liabilities.

The Company’s net debt to net capitalization ratio remained relatively unchanged at 54% at the end of the first quarter, as compared to 53% at the end of 2003.

Call-Net Enterprises Inc.	12	Interim MD&A Q1 2004

Outstanding Share Data

Call-Net has an authorized share capital consisting of an unlimited number of common shares, class B non-voting shares (class B shares) and preferred shares.

As at April 30, 2004, 4,187,494 common shares, 31,565,527 class B shares and one preferred share were issued and outstanding.

Outlook

Call-Net’s 2004 outlook has not changed since it released its fourth quarter, 2003 results. Call-Net expects continued growth in its consumer and business solutions revenue, offset somewhat by continued decline in carrier services revenue. Top line revenue growth should be modest, up 1% to 5% over 2003.

In the consumer market Call-Net will focus on attracting home phone service customers. While the percentage growth of new lines may slow, the Company expects to add more home phone service customers in 2004 than it did in 2003. Consumer revenue will also be stabilized by continued reductions in local churn.

The business market will remain highly competitive, especially in the large corporate and mid-sized market segments. As with the consumer market, per-unit long distance and data prices will continue to decline in 2004, offset by increases in volume, success in the local market and in delivering IP Enabled Solutions.

The wholesale or carrier market is expected to face declines in the per unit price of service. Call-Net is committed to maintaining a profitable carrier service operation despite wholesale revenue declines throughout 2004.

Carrier charges should remain below 50% of revenue as the result of the Company’s ongoing efforts in network optimization. Much of the reduction in costs associated with lower carrier charges will be redeployed into customer acquisition programs. As a result, EBITDA is expected to grow at 5% to 10% 2003.

Call-Net expects to continue to be cash flow self-sufficient, generating more in EBITDA in 2004 than it spends in interest, capital and taxes.

Call-Net continues to expect that capital expenditures in 2004 will be in the range of 6% of revenue, of which approximately one half will be spent on improvements and approximately one half on growth, including the expansion of the Company’s co-location footprint from 134 to 148 centres, the installation of new local switching equipment and the purchase of other capital equipment to support local customer growth.

Regulatory Environment

Call-Net continues to pursue regulatory reforms to lower carrier costs and remove operational barriers to competition in the telecommunications industry. These initiatives have met with some success.

•	On January 27, 2004, the CRTC released a decision (CRTC 2004-4) responding to Call Net’s Application to Promote Local Competition filed in May 2003. In its decision, the CRTC granted Call-Net’s request to extend the winback “no contact” period from three months to 12 months. The CRTC also

Call-Net Enterprises Inc.	13	Interim MD&A Q1 2004

agreed to implement a limited consumer education program to inform consumers about the existence of local competition. The CRTC did not agree to Call-Net’s request for a temporary discount on loop charges.

•	On the same date, the CRTC also released a decision (CRTC 2004-5) in which it ordered the ILECs to unbundle several components of their Ethernet access and transport services and to make them available to Call-Net and other competitors on an interim basis.

•	On March 16, 2004, the CRTC released a decision (CRTC 2004-18) directing Bell Canada to issue rebates for co-location power retroactive adjustments to Call-Net and other eligible co-locators in its territory, for the period from November 29, 2000 to September 11, 2002.

Call-Net remains committed to offering Canadians a competitive choice when it comes to telecommunications services. Call-Net will continue to pursue changes to the regulatory regime necessary in order to ensure that it can continue to compete fairly and efficiently against the ILECs. These efforts include on-going proceedings to set the terms and conditions for unbundling of the ILECs’ ADSL and Ethernet services. In addition, Call-Net is engaged in a number of follow-up proceedings resulting from the price cap decision to expand the categories of carrier services that are subject to the cost plus 15% price regime, including three additional components of DNA.

New Accounting Policies

Stock-Based Compensation and Other Stock-Based Payments

During 2003, the CICA made changes to Section 3870 of the Handbook, ‘Stock-Based Compensation and Other Stock-Based Payments, requiring that equity instruments awarded to employees be measured and expensed using the fair value method. The main impact of this change is to require the Company to record compensation expense relating to the award of stock options to employees. The Company has previously disclosed this information in the notes to the financial statements. The Company has adopted this change effective January 1, 2004 on a retroactive basis with restatement of prior periods. The result of this change is reflected in operating expense in the consolidated statements of operations and deficit and contributed surplus on the consolidated balance sheets. The effect of prior-period restatements is a decrease to net income of $0.4 million and a decrease in both basic and diluted earnings per share of $0.01 each for the three-months ended March 31, 2003 and an increase to the deficit of $2.9 million as at December 31, 2003.

The fair value of stock options is estimated at the grant date using the Black-Scholes options pricing model. This model requires the input of a number of assumptions including dividend yields, expected stock price volatility, expected time until exercise and risk-free interest rates. Although the assumptions used reflect management’s best estimates, they involve uncertainties based on market conditions generally outside of the control of the Company.

Asset Retirement Obligations

Effective January 1, 2004, the Company retroactively adopted the new CICA Handbook Section 3110, ‘Asset Retirement Obligations’, which establishes standards for the recognition, measurement and disclosure of liabilities for asset retirement obligations and the associated retirement costs. This section applies to legal obligations associated with the retirement of tangible long-lived assets that results

Call-Net Enterprises Inc.	14	Interim MD&A Q1 2004

from their acquisition, lease construction, development or normal operation. The offset to the initial asset retirement obligation is an increase in the carrying amount of the related long-lived asset. Over time, the liability is accreted to its future value, and the asset is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. This standard is effective on a retroactive basis with restatement of prior periods. As at January 1, 2003, the Company recorded a liability of $2.2 million for the estimated costs of retiring fibre optic cable and leasehold improvement assets at the maturity of the facility leases.

The Company also recorded asset retirement costs of $1.8 million as at January 1, 2003 to its fibre optic cable and leasehold improvement assets. The Company recorded a charge to the January 1, 2003 deficit of $0.4 million for the cumulative effects of the standard and has increased its depreciation expense for the year ended December 31, 2003 by $0.5 million ($0.1 million for the three months ended March 31, 2003). The following table details the changes in the asset retirement liability:

January 1, 2004	$2.4
Accretion charges recorded in depreciation expense	0.1

March 31, 2004	$2.5

The adjustment to the fibre optic cable and leasehold improvement assets in respect of asset retirement costs is depreciated into income over the remaining life of the assets, on a straight-line basis. For the three months ended March 31, 2004, depreciation expense was $0.1 million.

Additional Information

Additional information relating to Call-Net, including Call-Net’s Annual Information Form (AIF), is available on SEDAR at www.sedar.com.

Call-Net Enterprises Inc.	15	Interim MD&A Q1 2004